

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 13, 2014

<u>Via E-Mail</u>
Mr. Maulik Parikh
President and Chief Executive Officer
SMSA Gainesville Acquisition Corp.
610 Coit Road, Suite 200
Dallas, Texas 75075

> **Re: SMSA Gainesville Acquisition Corp.**
> **Item 4.01 Form 8-K**
> **Filed May 9, 2014**
> **File No. 000-53803**

Dear Mr. Parikh:

We have reviewed your filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

<u>Item 4.01 Form 8-K, Filed May 9, 2014</u>

1. Please disclose whether the resignation of Goldman was approved by your audit committee or board of directors. Refer to Item 304(a)(1) of Regulation S-K.

2. You state that during the years ended December 31, 2013 and 2012 there were no disagreements with Goldman Accounting Services CPA, PLLC (Goldman) on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements if not resolved to the satisfaction of Goldman would have caused them to make reference thereto in their report on the financial statements. Please amend your Form 8-K to also disclose, if true, that there were no disagreements during the subsequent interim period through the date of their resignation on May 5, 2014. Refer to Item 304(a)(1)(iv) of Regulation S-K.

3. We note your disclosure that there were no reportable events as defined in Item 304(a)(1)(v) of Regulation S-K for the years ended December 31, 2013 and 2012. Please revise your disclosure to state whether there have been any reportable events (as defined in Item 304(a)(1)(v) of Regulation S-K) during the two most recent fiscal years and the subsequent interim period through May 5, 2014, the date of Goldman's resignation.

4. Please file an updated Exhibit 16 letter with your amended Form 8-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Sondra Snyder at (202) 551-3332 if you have questions. In her absence you may contact me at (202) 551-3737.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief

Cc: Chauncey Lane, Esq.
 Husch Blackwell, LLP